1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com __________________________

November 10, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a November 3, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) additional comments on Post-Effective Amendment No. 3 (“PEA 3”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 5 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of the Registrant, as filed on July 22, 2009, to register the PIMCO Enhanced Short Maturity Strategy Fund, PIMCO Government Limited Maturity Strategy Fund, PIMCO Prime Limited Maturity Strategy Fund, PIMCO Short Term Municipal Bond Strategy Fund and PIMCO Intermediate Municipal Bond Strategy Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). You indicated the Staff’s additional comments resulted from the Staff’s review of PEA 3 against the SEC Notice of Application dated October 20, 2009 relating to the Funds (the “Notice”).

Subsequent to our conversation, the Registrant filed, pursuant to Rule 485(b) under the 1933 Act, Post-Effective Amendment No. 12 (“PEA 12”) to its registration statement under the 1933 Act and Amendment No. 14 to its registration statement under the 1940 Act on November 3, 2009. PEA 12 was filed to complete certain information, to make other non-material changes to PEA 3 and to respond to previous Staff comments provided in response to PEA 3. The Staff provided comments to PEA 12 on November 9, 2009. A summary of the Staff’s additional comments to PEA 3 and PEA 12, along with the Registrant’s responses, is set forth below.

Comment 1: Confirm that all disclosure relating to the Funds’ ability to invest in options contracts, futures contracts or swap agreements has been deleted or otherwise limited consistent with the Notice.

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Moscow    Munich    Paris    ASIA     Beijing    Hong Kong

Brion R. Thompson November 10, 2009 Page 2

Response: Comment accepted. PEA 3 contained disclosure indicating the PIMCO Enhanced Short Maturity Strategy Fund may invest in options, futures or swaps. Such disclosure has since been deleted from the Fund’s registration statement, as reflected in PEA 12.

Comment 2: Confirm that the disclosure relating to a registered investment company’s ability to exceed Section 12(d)(1) limits when investing in shares of the Funds is consistent with condition 1 of the Notice.

Response: Comment accepted. The Funds’ definitive prospectus, to be filed pursuant to Rule 497, will provide the disclosure indicated by condition 1 of the Notice. Such disclosure will read in relevant part as follows:

Page 21 of the Prospectus:

Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), restricts investments by registered investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in the securities of other investment companies. Registered investment companies are permitted to invest in the Funds beyond the limits set forth in Section 12(d)(1), subject to certain terms and conditions set forth in an SEC exemptive order issued to PIMCO and the Trust, including that such investment companies enter into an agreement with the Trust.

Page 32 of the Prospectus:

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in the securities of other investment companies. Registered investment companies are permitted to invest in the Funds beyond the limits set forth in Section 12(d)(1), subject to certain terms and conditions set forth in an SEC exemptive order issued to PIMCO and the Trust, including that such investment companies enter into an agreement with the Trust.

Each Fund may invest in, to the extent permitted by Section 12(d)(1)(A) of the 1940 Act, other affiliated and unaffiliated funds, such as open-end or closed-end management investment companies, including other exchange traded funds. Each Fund may invest securities lending collateral in one or more money market funds to the extent permitted by Rule 12d1-1 under the 1940 Act, including series of PIMCO Funds, an affiliated open-end management investment company managed by PIMCO. As a shareholder of a fund, a Fund may indirectly bear investment advisory fees, supervisory and administrative fees, service fees and other fees which are in addition to the fees the Fund pays its service providers.

Brion R. Thompson November 10, 2009 Page 3

Comment 3: The conditions of the Notice require the Funds to provide certain information on the Funds’ website and in the Funds’ shareholder reports. Confirm that the Funds’ website and future shareholder reports will provide the applicable information required by the Notice, in the manner and time frame indicated by the Notice.

Response: Comment accepted. The Registrant confirms that it will comply with all applicable conditions of the Notice relating to website disclosures and shareholder report disclosures.

*                *                *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 3 and the responses being made to the additional comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 10, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 5 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 22, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng